SECUI [illegible] N

20004193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YYYY) AND ENDING 12/31/2019 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ally Invest Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 East Las Olas Blvd. Third Floor
(No. and Street)

Fort Lauderdale	Florida	33301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Chiodo (954) 760-2315
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Renaissance Center, Suite 3900	Detroit	Michigan	48243
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

FEB 28 2020

Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DB

OATH OR AFFIRMATION

I, Michael J. Chiodo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ally Invest Securities LLC., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

FINOP

Title

State of Florida · County of Broward
The foregoing document was acknowledged before me on this 27th day of Feb, 2020,

Notary Signature of Notary

NOTARY PUBLIC STATE OF FLORIDA

THOMAS P LIGUORI
Commission # GG 194563
Expires April 13, 2022
Bonded Thru Budget Notary Services

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows
- ☑ (e) Statement of Changes in Member's Equity.
- ☑ (f) Statement of Changes in Subordinated Borrowings.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Suite 3900
200 Renaissance Center
Detroit, MI 48243-1300
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Ally Invest Group Board and Equity Owners of:
Ally Invest Securities, LLC
888 E. Las Olas Blvd. Suite 300
Fort Lauderdale, FL 33301

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ally Invest Securities, LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in members' equity, changes in liability subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities

Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2020

We have served as the Company's auditor since 2017.

Statement of Financial Condition

Ally Invest Securities, LLC

December 31, 2019		
Assets		
Cash	$	6,906,973
Receivables from brokers		3,772,145
Deposit at clearing broker (Note 5)		1,305,296
Receivables from affiliates (Note 2)		23,788
Other assets		472,148
Total assets	$	12,480,350
Liabilities		
Accounts payable and accrued liabilities	$	709,067
Due to parent (Notes 2 and 3)		1,619,673
Due to affiliates (Note 2)		1,230,834
Subordinated loans — parent (Note 3)		3,500,000
Total liabilities		7,059,574
Commitments and contingencies (Note 6)		
Members' equity		5,420,776
Total liabilities and members' equity	$	12,480,350

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Description of Business and Organization

Ally Invest Securities, LLC, (the Company), a Delaware corporation principally located in Fort Lauderdale, Florida, is a registered broker-dealer which commenced brokerage operations in December of 2005. The Company acts in an agency capacity, buying and selling securities for its customers, and charging a commission, facilitated through an internet-based trading platform. The Company clears all customer transactions through a clearing broker-dealer on a fully disclosed basis.

In October 2019, the Company eliminated commissions on equity securities trading above $2, exchanged traded funds, and option securities (although the option contract charge remained in effect, however was reduced to $0.50 per contract). This change will reduce the Company's trade commission revenue subsequent the change.

The Company is a wholly-owned subsidiary of Ally Invest Group, Inc. (the Parent), a Delaware Corporation. Ally Invest Advisors, Inc. and Ally Invest Forex LLC are wholly-owned subsidiaries of the Parent. Ally Financial Inc. (AFI) acquired all of the outstanding common stock of TradeKing Group, Inc., n.k.a. Ally Invest Group, Inc., on June 1, 2016. Collectively these companies are affiliates.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies, including the Securities and Exchange Commission (SEC) and self-regulatory organizations, such as FINRA and National Stock Market Exchanges. The oversight of these organizations includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions and Revenue Recognition

Securities transactions, along with related commission income and clearing costs, are recognized and reported on a trade date basis.

Interest revenue is earned on the Company's customer balances maintained with its clearing broker-dealer. The Company shares the interest revenue generated with the clearing broker-dealer and receives its share monthly. Interest income is recorded on an accrual basis.

Cash

The Company considers all highly-liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.

The Company maintains account balances with financial institutions in excess of federally insured limits.

Receivable from Brokers

Receivable from brokers are uncollateralized commission and fee obligations due under normal trade terms. The carrying amount of broker receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all broker receivable balances and based on assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. All accounts or portions thereof determined to be uncollectible are written off to the allowance for doubtful accounts. As management believes that the accounts are fully collectible and are therefore stated at net realizable value, no allowance for doubtful accounts is recorded at December 31, 2019.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Sale of Customer Accounts

On August 11, 2017 the Company entered into an agreement to sell certain customer accounts (the Accounts) to an unrelated third party broker dealer (Buyer). The Company received a total of $400,000 in 15 monthly installments of $26,667 beginning the month following the delivery of the Accounts to the Buyer. The transfer of accounts was completed in November 2017 and the entire $400,000 gain on sale was recorded in the fourth quarter 2017. Cash from this sale of $53,334 was received in 2019.

Income Taxes

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. In connection with the sale of the Parent to AFI, effective June 1, 2016, the Parent became a wholly-owned subsidiary and is included in the consolidated tax return of AFI. The Company continues to be a disregarded entity for income tax purposes; AFI is responsible for the payment of income taxes and does not allocate income taxes to the Company.

Advertising

Advertising costs are expensed as incurred. Advertising expenses amounted to $17,822,590 for the year ended December 31, 2019.

Revenue from Contracts with Customers

We charge fees to customers related to their use of certain services on our online brokerage platform. These fees include commissions on all equity securities prior to October and low-priced securities subsequently, option contracts, other security types, account service fees, and other ancillary fees. Commissions on customer-directed trades and account service fees are based on published fee schedules and are generated from a customer option to purchase the services offered under the contract. These options do not represent a material right and are only considered a contract when the customer executes their option to purchase these services. Based on this, the term of the contract does not extend beyond services provided, and as such revenue is recognized upon the completion of our performance obligation, which we view as the successful execution of the trade or service. Due to the fact that this revenue stream is composed of variable consideration that is based on factors outside of our control, we have deemed this revenue as constrained and we are unable to estimate the initial transaction price at the inception of the contract. We have elected to use the practical expedient under GAAP to recognize revenue monthly based on the amount we are able to invoice the customer. We also earn revenue from a fee-sharing agreement with our clearing broker related to the interest income the clearing broker earns on customer cash balances and margin loans made to our customers. We concluded the initial transaction price is exclusively variable consideration and, based on the nature of our performance obligation to allow the clearing broker to collect interest income from cash deposits and customer loans from our customers, we are unable to determine the amount of revenue to be recognized until the total customer cash balance or the total interest income recognized on margin loans has been determined, which occurs monthly. All of our revenue included in the statement of operations are considered revenue from contracts with customers that falls within the scope of the amendments to the revenue recognition principles.

2. Related Party Transactions

Administrative Services Agreement

The Company receives management and administrative services, including the use of office facilities, equipment, marketing and technology from its Parent under the terms of an Administrative Services Agreement. In this regard, the Parent incurs operating expenses and provides facilities and staff which directly benefit the Company. Such expenses are allocated back to the Company at cost. The Parent also charges an amount equivalent to $0.50 per trade for the use of Parent owned and developed technology assets. For the year ended December 31, 2019, this asset usage fee totaled $2,434,857. For the year ended December 31, 2019, the Company incurred $56,100,863 of management and administrative service fees, of which $1,577,479 was unpaid as of December 31, 2019, and is included in due to parent in the accompanying statement of financial condition. Amounts due to parent are unsecured, non-interest bearing and due on demand. Expenses incurred by the Parent and allocated to the Company consisted of the following:

December 31, 2019		
Compensation and benefits	$	25,704,711
Corporate overhead		12,626,300
Facilities, equipment and communication		8,158,114
Advertising and other marketing		524,077
Technology and software		4,993,708
Regulatory		95,182
Professional and consulting fees		553,751
Asset usage fee		2,434,857
Other general and administrative		1,010,163
Total	$	56,100,863

Receivables from and liabilities due to affiliates

Receivables from affiliates consist of amounts advanced and reimbursable costs paid on behalf of affiliated companies. Liabilities due to affiliates consist of amounts paid by affiliate for reimbursable costs on behalf of the Company. Amounts due from/to affiliates are unsecured, non-interest bearing and due on demand. The Company's receivable and payable balances with its affiliates are shown in the following table.

December 31, 2019		Receivable		Liability
Ally Invest Advisor Inc.	$	15,900	$	29,334
Ally Invest Forex LLC		7,888		—
Ally Financial Inc.		—		1,201,500
Total	$	23,788	$	1,230,834

Parent Contributions

The Parent Company contributed permanent members equity of $37,500,000 during 2019. The cash was deposited into the Company throughout the year ended December 2019. Increased technology and technology related compensation expense in 2019, in addition to continued advertising expenses that created operating losses necessitating the need for the $37,500,000 of additional equity. The Parent Company will continue to infuse capital as needed for the foreseeable future.

3. Subordinated Loans

On August 31, 2011, the Company executed a subordinated loan agreement with its Parent. The principal amount of the loan is $2,000,000, the interest rate is 14 percent per annum, interest is payable monthly, and the principal is payable on the maturity date of the loan. The loan matures on August 31, 2021, and is unsecured.

On September 27, 2011, the Company executed an additional subordinated loan agreement with its Parent. The principal amount of the loan is $1,500,000, the interest rate is 14 percent per annum, interest is payable monthly, and the principal is payable on the maturity date of the loan. The loan matures on September 27, 2021, and is unsecured.

These loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission (SEC), approved by the Financial Industry Regulatory Authority (FINRA), and are subordinated to the claims of general creditors. These loans contain an extension of maturity date provision, whereby, without further action by either the Parent or the Company, the scheduled maturity date each year is automatically extended an additional year unless, on or before the day thirteen months preceding the maturity date then in effect, the Parent shall notify the Company in writing, that such maturity date shall not be extended.

Interest expense related to these loans for the year ended December 31, 2019, amounted to approximately $496,806, of which $42,194 is payable at December 31, 2019, and is included as a component of due to parent in the accompanying Statement of Financial Condition.

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC, which requires that "Net Capital," as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness," as defined. At December 31, 2019, the Company's Net Capital was $6,697,359, which exceeded requirements by $6,447,359, and the ratio of Aggregate Indebtedness to Net Capital was 0.53 to 1.

5. Risk Concentration

Securities Clearing and Custody

The Company operates as an introducing broker-dealer and as such all its client accounts are held at its clearing brokerage. The clearing and depository operations for the Company's securities transactions are provided by Apex Clearing Corp. (Apex), whose principal office is in Dallas, Texas. The Company's clearing deposit requirement is $1,300,000

6. Commitments and Contingencies

Legal

During the normal course of operations, the Company, from time to time, are or may be involved in lawsuits, arbitration, claims, and other legal proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

General Contingencies

In the ordinary course of business, there are various contingencies that are not reflected in the financial statements. Such contingencies, which are not probable to occur, with amounts that cannot be reasonably estimated, have not been accrued for. Under the terms of the Company's securities clearing agreement with Apex, the Company introduces its clients' securities accounts to Apex, who, as the clearing broker, clears and maintains all client account activity. The Company is responsible for obtaining from each client such funds or securities as are required to be deposited or maintained in their accounts. As a result, the Company is liable for any loss, liability, damage, cost, or expense incurred or sustained by Apex as a result of the failure of any client to timely make payments or deposits of securities to satisfy their contractual obligations.

Client securities activities are transacted on either a cash- or margin-basis. In margin transactions, the Company may extend credit to the client, through its clearing broker, subject to various regulatory and margin lending practices, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes client transactions involving the sale of securities not yet purchased, known as "short sales." Such transactions may expose the Company to credit risk in the event the client's assets are not sufficient to fully cover losses, which the client may incur. In the event the client fails to satisfy its obligations, the Company will purchase or sell financial instruments in the client's account in order to fulfill the client's obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory guidelines. Compliance with these guidelines is monitored, and pursuant to such guidelines, clients may be required to deposit additional collateral, or reduce positions, when necessary.